SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

PCCW Limited

(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.                             Announcement dated April 7, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: April 7, 2003	By: /s/ Fiona Nott
Name: Fiona Nott
Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

APPROVAL OF APPLICATION OF
DE-MINIMIS CONCESSION AND
MODIFIED CALCULATION CONCESSION
UNDER THE GUIDELINES
FOR ISSUERS WITH NEGATIVE OR NEGLIGIBLE
NET TANGIBLE ASSETS

The directors of PCCW Limited wish to announce that on April 3, 2003 The Stock Exchange of Hong Kong Limited approved PCCW Limited’s application for the continued application of (A) the De-minimis Concession; and (B) the Modified Calculation Concession for the purposes of, amongst other things, determining the “assets test” and the “consideration test” under rules 14.06, 14.09, 14.12 and 14.20 and the net tangible assets or net assets (as applicable) under rules 14.24(5), 14.25(1) and 14.25(2)(b)(i) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as described in The Stock Exchange of Hong Kong Limited’s announcements dated May 3, 2001, August 26, 2001 and October 9, 2001).

PCCW Limited’s application as described above is based on its audited consolidated balance sheet as at December 31, 2002 as set out in PCCW Limited’s 2002 Annual Report.

Approval to continue to apply the De-minimis Concession and the Modified Calculation Concession

The directors of PCCW Limited (the “Company”) wish to announce that on April 3, 2003 The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) approved the Company’s application for the continued application of (A) the De-minimis Concession; and (B) the Modified Calculation Concession for the purposes of, amongst other things, determining the “assets test” and the “consideration test” under rules 14.06, 14.09, 14.12 and 14.20 and the net tangible assets or net assets (as applicable) under rules 14.24(5), 14.25(1) and 14.25(2)(b)(i) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (as described in the Stock Exchange’s announcements dated May 3, 2001, August 26, 2001 and October 9, 2001). Details of this application are described below.

Reason for the Company’s Application

As mentioned in the Company’s announcement dated April 19, 2002, the Company has negative net tangible assets as a result of the requirement under the relevant accounting standards to write-off to reserves HK$172,014 million goodwill arising from the acquisition of certain subsidiaries, including the acquisition of Cable & Wireless HKT Limited (now called PCCW-HKT Limited), on August 17, 2000. The negative net tangible asset value of the Company does not arise as a result of operational losses.

As a result, the Company may have difficulties in complying fully with those provisions of the Listing Rules which require comparisons to be made with its net tangible assets or net assets as calculated under the requirements of the Listing Rules.

During 2002 the Stock Exchange granted to the Company various approvals (the “2002 Approvals”) to apply the De-minimis Concession and the Modified Calculation Concession for the purposes of determining the “assets test” and the “consideration test” (as defined in the Listing Rules). Details of the 2002 Approvals were set out in the Company’s announcements dated April 19 and September 16, 2002 and the Company’s Annual Report for the year ended December 31, 2002 (“2002 Annual Report”). The 2002 Approvals were granted by the Stock Exchange on the condition that they ceased to apply from April 3, 2003 when the Company published its 2002 Annual Report. Accordingly, the Company made the application as described above which was approved by the Stock Exchange on April 3, 2003.

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Basis for the Company’s Application

The Company’s application as described above is based on its audited consolidated balance sheet as at December 31, 2002, which has been included in the Company’s 2002 Annual Report.

Based on the Company’s audited consolidated balance sheet as at December 31, 2002, the “modified assets” of the Company are approximately HK$37,717 million, being gross assets (HK$49,763 million) less intangibles (HK$3,042 million, being sum of goodwill of HK$1,304 million and intangible assets of HK$1,738 million) and current liabilities (HK$9,004 million).

Application of De-minimis Concession

The De-minimis Concession is such that each transaction carried out in the ordinary course of business of the Company and its subsidiaries, which is entered into on normal commercial terms, and where the consideration or value of the transaction does not exceed HK$1 million, would be considered to be de-minimis. Accordingly, the “assets test” and the “consideration test” will not apply to such a transaction.

Application of Modified Calculation Concession

The Stock Exchange has also approved the Company’s application to apply the “modified assets test” and “modified consideration test” under the Modified Calculation Concession with respect to the following items:

1.                             Modified Assets Test and Modified Consideration Test for the purposes of Notifiable Transactions

Based on the Company’s audited consolidated balance sheet as at December 31, 2002, the percentage ratios and the monetary thresholds against which the “gross assets less intangibles and current liabilities of the asset to be acquired or realised” for the “assets test” and the “consideration for the asset to be acquired or realised” for the “consideration test” are to be determined for the purposes of the Modified Calculation Concession to ascertain the applicable type of notifiable transaction ( for the purposes of Chapter 14 of the Listing Rules) are as follows:

(A)           ratio of 5 percent or above but below 15 percent (approximately HK$1,886 million or above but below approximately HK$5,658 million) - the requirements for discloseable transactions will apply;

(B)             ratio of 15 percent or above but below 25 percent (approximately HK$5,658 million or above but below approximately HK$9,429 million) - the requirements for major transactions will apply;

(C)             ratio of 25 percent or above (approximately HK$9,429 million or above) - the requirements for very substantial transactions will apply; and

(D)            for acquisition of assets (including securities but excluding cash) by the Company or any of its subsidiaries for consideration that includes securities for which listing will be sought, the requirements for share transactions will apply if the ratio is less than 5 percent (approximately HK$1,886 million).

For the avoidance of doubt, the “profit test” and “equity test” remain applicable to the Company.

2.                             Modified Assets Test Only while Maintaining the Percentage Ratios prescribed under the relevant Listing Rules

In relation to references to net tangible assets or net assets, as applicable, in the provisions of the Listing Rules set out below, the basis set out in the modified assets test under the Modified Calculation Concession will be adopted as the basis for comparison to determine the relevant disclosure and/or shareholder approval requirements under these rules:

•                       Paragraph 17(2) of Appendix 7A;

•                       Paragraph 5.1 of Practice Note 13;

•                       Paragraph 3(e)(ii) of Practice Note 15;

•                       Paragraph 36 of Appendix 16; and

•                       Paragraph 1.3 of Practice Note 19.

As the numerator and denominator are using the same modified basis, the current percentage ratios prescribed under these rules will remain unchanged.

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3.                             Modified Assets Test and Different Percentage Ratios

In relation to references to net tangible assets or net assets, as applicable, in the provisions of the Listing Rules set out below, the basis set out in the modified assets test under the Modified Calculation Concession will be adopted as the basis for comparison to determine the relevant disclosure and/or shareholder approval requirements. In addition, and as a result of this change, the percentage ratio thresholds prescribed under these rules are amended as follows:

•                       Paragraph 15.2 of Appendix 16 - ratio of 1 percent;

•                       Paragraph 23 of Appendix 16 - ratio of 5 percent;

•                       Paragraph 3.2.1 of Practice Note 19 - ratio of 8 percent;

•                       Paragraph 3.2.2 of Practice Note 19 - ratio of 3 percent; and

•                       Paragraph 3.3 of Practice Note 19 - ratio of 8 percent.

4.                             Modified Assets Test to Connected Transactions

In relation to references to net tangible assets or net assets, as applicable, set out in rules 14.24(5), 14.25(1) and 14.25(2)(b)(i) of the Listing Rules (which are applicable to connected transactions), the basis set out in the modified assets test under the Modified Calculation Concession shall be adopted. In addition, the percentage ratio thresholds to determine the relevant disclosure and/or shareholder approval requirements will be amended as follows:

•                       in rule 14.24(5) the applicable threshold will be the higher of either:

(i)                  HK$1,000,000, or

(ii)               0.01 percent of the modified assets basis.

Based on the Company’s audited consolidated balance sheet as at December 31, 2002, the relevant threshold in sub-item (ii) above is equal to approximately HK$3.8 million.

•                       in rule 14.25(1) the applicable threshold will be the higher of either:

(i)                  HK$10,000,000, or

(ii)               1 percent of the modified assets basis.

Based on the Company’s audited consolidated balance sheet as at December 31, 2002, the relevant threshold in sub-item (ii) above is equal to approximately HK$377 million.

•                       in rule 14.25(2)(b)(i) the applicable threshold will be 5 percent of the modified assets basis.

Based on the Company’s audited consolidated balance sheet as at December 31, 2002, the relevant threshold is equal to approximately HK$1,886 million.

Period for which the De-minimis Concession and the Modified Calculation Concession will apply

The Stock Exchange’s approvals for the use of the De-minimis Concession and the Modified Calculation Concession described above will remain in effect from April 7, 2003 until the publication or the due date of publication of the Company’s next annual report, whichever is earlier.

By Order of the Board Fiona Nott Company Secretary

Hong Kong, April 7, 2003

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